

June 3, 2024

Michael H. McLamb
Chief Financial Officer
MarineMax, Inc.
2600 McCormick Drive, Suite 200
Clearwater, FL 33759

> **Re: MarineMax, Inc.**
> **Form 8-K**
> **Filed March 12, 2024**
> **Amendment No. 1 to Form 8-K**
> **Filed April 1, 2024**
> **File No. 001-14173**

Dear Michael H. McLamb:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed March 12, 2024

Item 1.05 Material Cybersecurity Incidents, page 0

1.   We note the statement that you experienced a cybersecurity incident in your Form 8-K filed on March 12, 2024. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that the incident had not had a material impact on your operations, and you were still in the process of determining whether the incident was reasonably likely to materially impact your financial conditions or results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Manny Alvare